FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 9, 2006

Commission File Number: 333-119497

MECHEL OAO
(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMMISSIONING OF THE NEW COKE BATTERY AT CHELYABINSK METALLURGICAL PLANT

Chelyabinsk, Russia — November 9, 2006, — Mechel OAO (NYSE: MTL) today announced the commissioning of a new coke battery at its subsidiary, Chelyabinsk Metallurgical Plant.  Annual coke output at CMP will increase by approximately 500 thousand tonnes once the new coke battery’s full capacity is achieved.

The new coke battery has been commissioned at Mechel’s Chelyabinsk Metallurgical Plant subsidiary.  The project, which cost a total of US$40 million, is implemented in line with Mechel’s strategy targeted at strengthening its mining segment, increasing its coking coal mining and sales volumes, and building its share on the raw materials market.

The new coke battery output is primarily intended for producing commodity coke as well as for the needs of Mechel’s subsidiary, Southern Urals Nickel Plant.  The battery’s production capacity is approximately 500 thousand tonnes of coke annually.   The coke output at Chelyabinsk Metallurgical Plant was 1,663 thousand tonnes for the 9 months of 2006 and 2,589 thousand tonnes for the full year 2005.

“The coke market was low this year, which enabled us to perform a complete overhaul of the main coke facilities at Chelyabinsk Metallurgical Plant smoothly though this led to a certain decrease in output,” said Mechel’s Chief Operating Officer Alexey Ivanushkin.  “However, next year we expect the coke market to recover and we are prepared to be an active player.  The output of the new coke battery at CMP is primarily intended for sale to third parties.  At the same time, to further strengthen our standing, we acquired a controlling stake in one of the major coke producers in Russia, Moscow Coke and Gas Plant OAO, in October.”

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Vladimir Iorich

Name:	Vladimir Iorich

Title:	CEO

Date:   November 9, 2006